

November 18, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

> **Re: Globant S.A.**
> **Registration Statement on Form F-1**
> **Response dated October 29, 2013**
> **File No. 333-190841**

Dear Mr. Migoya:

We have reviewed your response letter and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 11, 2013.

Notes to the Condensed Interim Consolidated Financial Statements

Note 4 – Accounting Policies

4.2 – Cash and cash equivalents, page F-64

1.   We have reviewed your responses to prior comment 1 from our letter dated October 11, 2013 and prior comment 8 from our letter dated September 11, 2013. It remains unclear to us that the BODEN should be classified as a cash equivalent as defined in IAS 7. Please address the following:

- We note that paragraph 7 of IAS 7 states that for an investment to qualify as a cash equivalent it must be subject to an insignificant risk of change in value. Given your disclosures on page 62, that the rate of exchange between the Argentine peso and the U.S. dollar may increase or decrease in the future, and legislative, judiciary, and administrative changes or interpretations may be forthcoming, it is unclear how the BODEN comply with this requirement. In this regard, tell us why you believe that the Boden have insignificant risk of change in value regardless of the materiality of any changes in fair value. Please advise.
- Please tell us the maturity date of the BODEN. In this regard, we note paragraph 7 of IAS states an investment normally qualifies as a cash equivalent only when its maturity is three months or less from the date of acquisition.

- If the BODEN do not meet the requirement to be classified as a cash equivalent, please provide us with the potential impact on investing activities in the statement of cash flows on a gross basis.
- If you believe that you would qualify reporting these transactions on a net basis, please provide us with your analysis. Refer to paragraphs 22 through 23A of IAS 7.
- Please provide us with the breakout of the gain on transaction with bonds for the six months ended June 30, 2013 between the change in fair value of the BODEN and the translation adjustment between the Argentine peso and the U.S. dollar.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
Christopher C. Paci, Esq.
DLA Piper LLP (US)